Exhibit 99.1

First High-School Education Group Announces First Half 2021 Unaudited Financial Results

—First Half Revenues of RMB231.9 million, up 24.8% year-over-year

—Operating 36 School Programs with over 35,000 students as of September 1, 2021

BEIJING, September 28, 2021 /PRNewswire/ — First High-School Education Group Co., Ltd. (“First High-School Education Group” or the “Company”) (NYSE: FHS), the largest operator of private high schools in Western China and the third largest operator in China1, today announced its unaudited financial results for the six months ended June 30, 2021.

First Half 2021 Financial Highlights

●	Total revenues were RMB231.9 million (US$35.9 million), an increase of 24.8% from RMB185.8 million in the first half of 2020.

●	Gross profit was RMB62.3 million (US$9.6 million), a decrease of 3.6% from RMB64.6 million in the first half of 2020.

●

Net loss was RMB3.8 million (US$0.6 million), compared to a net income of RMB31.9 million in the first half of 2020. Such loss was primarily incurred by certain non-recurring expenses, details of which are explained thereunder.

●	Adjusted net income[2] (Non-GAAP) was RMB11.2 million (US$1.7 million), a decrease of 64.9% from RMB31.9 million in the first half of 2020.

Operational Highlights

●	As of September 1, 2021, the Company is operating 36 school programs with a total of over 35,000 students.

●	In late September 2021, the Company entered into an agreement to operate a high school in Sichuan province.

●	In May 2021, the Company acquired the majority stake of a company providing live AI online teaching services in Beijing.

●	In mid-September 2021, the Company announced a strategic partnership aiming to jointly raise an education growth fund focusing on the Company’s school expansion.

[1]	In terms of student enrollment as of September 1, 2021, according to an industry report commissioned by First High-School Education Group and prepared by China Insights Industry Consultancy Limited.
[2]

Adjusted net income is a non-GAAP measure. See “Non-GAAP measure” in this press release. A reconciliation of the Company’s most directly comparable GAAP measure to historical non-GAAP financial measure has been provided in the tables captioned “Reconciliation of GAAP to Non-GAAP Measure” included at the end of this press release, and investors are encouraged to review the reconciliation.

CEO & CFO Comments

Mr. Shaowei Zhang, Chairman and Chief Executive Officer of First High-School Education Group commented: “In the first half of 2021, our improved number of student enrollments translated into healthy topline growth, with 24.8% year-over-year growth to RMB231.9 million for total revenue. Facing tough regulatory environment, we remain committed to driving rapid growth with further operation expansion while improving utilization rate for our existing schools. During this period, we had 8 new school programs opened in multiple provinces, including 3 new high school programs, 3 new Gaokao repeaters school programs, 1 new public-school management services program, and 1 middle school program. As of September 1, 2021, we are running 36 school programs with a total of over 35,000 students across Yunnan province, Guizhou province, Shanxi province, Shaanxi province, Inner Mongolia Autonomous Region, Sichuan province and Chongqing, with a utilization rate of 62.3%, compared to 55.3% as of December 31, 2020. Therein, (1) we are operating 17 high school programs with a total of over 18,500 students and school utilization rate of approximately 53.4%,and 7 Gaokao repeaters school programs with a total of over 1,600 students and school utilization rate of approximately 62.0%; (2) we are cooperating with local governments in Yunnan province and Inner Mongolia Autonomous Region to provide management services for 4 public schools with a total of over 5,500 students; and (3) we are operating 8 middle school programs with a total of over 9,700 students and school utilization rate of approximately 82.7%. Complying with relevant regulatory guidelines, we look forward to further solidify our leading position in China’s private high school and Gaokao repeater school programs sectors. We also aim to expand into new geographical markets with strong demands.”

Mr. Zhang continued: “In addition to the 36 fully operated school programs, we have also entered into agreements to secure more school openings next year. One particular case worth highlighting is that in late September, we entered into an agreement to lease newly constructed school premises and facilities to sponsor a high school with capacity for over 2,800 student beds in Sichuan province. The leased school premise was previously designed for K-9 education, and was recently leased to us primarily due to the owner’s operational difficulties amid the changing regulatory environment and our strong brand name in operating high schools. This agreement marks our high school business entrance into Sichuan province, where we aim to explore and satisfy the large market demand with similar arrangements.”

Mr. Zhang continued: “We also achieved meaningful progress in enhancing our education resources and services. On June 1, 2021, we announced our majority stake acquisition in Beijing Long-Spring Future Plus Education Technology Co., Ltd., or Beijing Long-Spring Future Plus, previously known as Beijing Tomorrow Future Plus Education Technology Co., Ltd., a technology-driven education company providing premium full-time live AI online teaching services. This combination will further improve the overall quality of our education system, especially for China’s central and western regions where there are strong demands for high quality high school and Gaokao repeater school programs. This system will allow us to further empower our existing business in operating private high schools, school programs for Gaokao repeaters, and management services for public schools.”

“We are highly confident in the market opportunities for China’s private high school and Gaokao repeaters school programs. Therefore, in mid-September we announced a strategic partnership with Sichuan Fuhang Capital Equity Investment Fund Management Co., Ltd., aiming to jointly setup an education growth fund dedicated to supporting the rapid expansion of our school network. We believe the above milestones will further strengthen our leading position and competitiveness in China’s private high school and Gaokao repeaters school program sectors.” Mr. Zhang concluded.

First Half 2021 Financial Results

Total Revenues

Total revenues were RMB231.9 million (US$35.9 million), an increase of 24.8% from RMB185.8 million in the first half of 2020. The increase was primarily driven by (1) greater student enrollment due to the opening of new schools and the increased number of students enrolled in our existing schools; (2) increased average tuition fee per student in most of our existing schools; (3) higher boarding fees due to the increased number of students enrolled.

Revenues from customers were RMB224.4 million (US$34.8 million), an increase of 33.7% from RMB167.8 million in the first half of 2020. The increase was primarily driven by (1) higher student enrollment due to the opening of new schools and the increased number of students enrolled in our existing schools; (2) increased average tuition fee per student in most of our existing schools; (3) higher boarding fees due to the increased number of students enrolled.

Revenues from government cooperative agreements were RMB7.5 million (US$1.2 million), a decrease of 58.6% from RMB18.0 million in the first half of 2020, primarily caused by the delayed payments from government for the relevant cooperative arrangements.

Cost of revenues

Cost of revenues were RMB169.6 million (US$26.3 million), an increase of 39.9% from RMB121.2 million in the first half of 2020. The increase was primarily due to the increased staff cost from opening of new schools, and other expenses in connection with our strategic expansion.

Gross profit

Gross profit was RMB62.3 million (US$9.6 million), a decrease of 3.6% from RMB64.6 million in the first half of 2020.

Gross margin was 26.9%, compared with 34.8% in the first half of 2020. The decreased gross margin was primarily due to the higher cost of revenues resulted from (1) increased staff costs due to increased number of employees and increased compensation level to attract more talents; (2) increased school operating expenses, especially for new schools with relatively lower cost efficiency than our existing schools.

Net operating expenses

Net operating expenses were RMB58.2 million (US$9.0 million), an increase of 103.7% from RMB28.6 million in the first half of 2020.

•

Selling and marketing expenses were RMB2.6 million (US$0.4 million), an increase of 97.6 % from RMB1.3 million in the first half of 2020. The increase was primarily due to the increased expenses in brand promotion and marketing activities in relation to the assertive school opening plan made at the beginning of this year.

•

General and administrative expenses were RMB60.4 million (US$9.4 million), an increase of 109.2% from RMB28.9 million in the first half of 2020. The increase was mainly due to (1) one-off option granted to a strategic investor and consultant; (2) certain non-recurring expenses in relation to the Company’s initial public offering in March 2021.

•

Government grants were RMB4.8 million (US$0.7 million), an increase of 196.4% from RMB1.6 million in the first half of 2020, primarily due to (1) the earlier distribution process made by the government this year, as government grants in previous years were usually distributed in the second half of the year; (2) the increase in government subsidies in line with the increase in student enrollments and new schools opened.

Income from operations

Income from operations was RMB4.1 million (US$0.6 million), a decrease of 88.7% year-over-year from RMB36.0 million in the first half of 2020.

Interest expense

Interest expense was RMB9.2 million (US$1.4 million), an increase of 1528.6% from RMB0.6 million in the first half of 2020. The significant increase was incurred by the borrowing under financing arrangements which was used for corporate restructuring activities prior to the Company’s initial public offering.

Net loss

Net loss was RMB3.8 million (US$0.6 million), compared to a net income of RMB31.9 million in the first half of 2020.

Adjusted net income3 (Non-GAAP)

Adjusted net income (Non-GAAP) was RMB11.2 million (US$1.7 million), a decrease of 64.9% from RMB31.9 million in the first half of 2020.

Update on PRC Regulatory Policy

In May 2021, the State Council of the People’s Republic of China promulgated the Implementation Rules for the Law for Promoting Private Education of the PRC (中华人民共和国民办教育促进法实施条例) (the “2021 Implementation Rules”) which became effective on 1 September 2021. The 2021 Implementation Rules have set series of restrictions and guidelines on operation, taxation, shareholding structure, connected transactions and merge and acquisition of compulsory education.

[3]

Adjusted net income is a non-GAAP measure. See “Non-GAAP measure” in this press release. A reconciliation of the Company’s most directly comparable GAAP measure to historical non-GAAP financial measure has been provided in the tables captioned “Reconciliation of GAAP to Non-GAAP Measure” included at the end of this press release, and investors are encouraged to review the reconciliation.

According to our legal interpretation, the 2021 Implementation Rules mostly affected our middle school operations. However, there still exist uncertainties with respect to the interpretation and enforcement of the 2021 Implementation Rules. The Company will closely monitor the developments related to the 2021 Implementation Rules, and continue to assess the possible impacts on the Company and make any restructures or other applicable actions to mitigate or respond to 2021 Implementation Rules.

Conference Call

First High-School Education Group’s management will hold an earnings conference call on Tuesday, September 28, 2021, at 8:00 AM U.S. Eastern Time (8:00 PM September 28, 2021, Beijing/Hong Kong Time). Please dial in 15 minutes before the conference is scheduled to begin using below numbers.

International	1-646-828-8199

United States	1-800-581-5838

Hong Kong	800-961-113

Mainland China	4001-209107

Passcode	737894

A telephone replay of the conference call may be accessed by phone at the following numbers until October 5, 2021.

International	1-719-457-0820

United States	1-888-203-1112

Replay Access Code	2526106

A live and archived webcast of the conference call will be available on the company’s investors relations website at https://ir.diyi.top/

About First High-School Education Group

First High-School Education Group is the largest operator of private high schools in Western China and the third largest operator in China4. The Company aspires to become a leader and innovator of private high school education in China, with the focuses on a comprehensive education management integrating education information consulting, education research project development, education talent management, education technology management, education service management, and general vocational integration development services. For more information, please visit https://ir.diyi.top/.

Non-GAAP Measure

The Company has provided in this press release financial information that has not been prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP. The Company considers and uses one non-GAAP measure, adjusted net income, as a supplemental measure to review and assess its operating performance. Adjusted net income enables the Company’s management to assess the Company’s operating results without considering the impact of non-cash charges, including share-based compensation expenses. The Company also believes that the use of the non-GAAP measure facilitates investors’ assessment of its operating performance.

The presentation of the non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP.

Adjusted net income is a non-GAAP measure. A reconciliation of the Company’s most directly comparable GAAP measure to historical non-GAAP financial measure has been provided in the tables captioned “Reconciliation of GAAP to Non-GAAP Measure” included at the end of this press release, and investors are encouraged to review the reconciliation.

Exchange Rate

The Company’s business is primarily conducted in China and all of the revenues are denominated in Renminbi (“RMB”). This announcement contains translations of certain RMB amounts into U.S. dollars (“USD” or “US$”) at specified rates solely for the convenience of the readers. Unless otherwise noted, all translations from RMB to USD are made at the rate of RMB6.4566 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on June 30, 2021. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on June 30, 2021, or at any other rate.

[4]	In terms of student enrollment as of September 1, 2021, according to an industry report commissioned by First High-School Education Group and prepared by China Insights Industry Consultancy Limited.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, the Company’s business plans and development, which can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

For Investor and Media Inquiries Please Contact:

In China:

First High-School Education Group

Lillian Liu

Tel: +86-13062818313

E-mail: liuyi@dygz.com

The Blueshirt Group

Ms. Susie Wang

Phone: +86 138-1081-7475

Email: susie@blueshirtgroup.com

In the United States:

The Blueshirt Group

Ms. Julia Qian

Phone: +1 973-619-3227

Email: Julia@blueshirtgroup.com

First High-School Education Group Co., Ltd.

Unaudited Condensed Consolidated Statements of Comprehensive Income

(All amounts in thousands, except share data and per share data, or otherwise noted)

	Six months ended June 30,
	2020	2021	2021
	RMB	RMB	US$
Revenues
Revenue from customers	167,825	224,402	34,755
Revenue from government cooperative agreements	17,997	7,450	1,154

Total revenues	185,822	231,852	35,909
Cost of revenues	(121,233)	(169,567)	(26,263)

Gross profit	64,589	62,285	9,646
Operating expenses and income
Selling and marketing expenses	(1,316)	(2,600)	(403)
General and administrative expenses	(28,867)	(60,397)	(9,354)
Government grants	1,619	4,798	743

Income from operations	36,025	4,086	632
Other income (expenses):
Interest income	436	197	31
Interest expense	(566)	(9,218)	(1,428)
Change in fair value of contingent consideration	(379)	—	—
Foreign currency exchange (loss)/gain, net	(155)	467	72
Others, net	835	1,141	177

Income/(loss) before income taxes	36,196	(3,327)	(516)
Income tax expenses	(4,319)	(455)	(70)

Net income/(loss)	31,877	(3,782)	(586)

Attributable to
Shareholders of the Company	31,877	(3,786)	(587)
Non-controlling interests	—	4	1
Foreign currency translation adjustments, net of tax	—	1,388	215

Comprehensive income/(loss)	31,877	(2,394)	(371)

Attributable to
Shareholders of the Company	31,877	(2,398)	(372)
Non-controlling interests	—	4	1
Earnings/(loss) per ordinary share
Basic and diluted	0.45	(0.05)	(0.01)
Weighted average number of ordinary share outstanding
Basic and diluted	70,488,700	73,234,944	73,234,944

First High-School Education Group Co., Ltd.

Unaudited Condensed Consolidated Balance Sheets

(All amounts in thousands, except share data and per share data, or otherwise noted)

	As of December 31,	As of June 30,
	2020	2021	2021
	RMB	RMB	US$
Assets
Current assets
Cash	148,756	130,947	20,281
Restricted cash	59,600	—	—
Accounts receivable, net of allowance for doubtful accounts	30,903	13,447	2,083
Amounts due from related parties	80,464	1,732	268
Prepaid expenses and other current assets	53,450	62,042	9,609

Total current assets	373,173	208,168	32,241
Property and equipment, net	142,407	140,064	21,693
Intangible assets, net	48,976	48,701	7,543
Goodwill	40,218	164,873	25,536
Deferred tax assets	12,274	20,089	3,111
Amounts due from related parties	500	—	—
Other non-current assets	18,524	26,646	4,127

Total assets	636,072	608,541	94,251

	As of December 31,	As of June 30,
	2020	2021	2021
	RMB	RMB	US$
Liabilities and Equity/(Deficit)
Current liabilities
Contract liabilities	203,482	62,686	9,709
Deferred revenue from governments	13,770	14,220	2,202
Borrowings under financing arrangements	64,140	56,131	8,694
Bank loans	46,638	93,616	14,499
Accounts payable	8,063	16,063	2,488
Accrued expenses and other payables	91,253	115,381	17,871
Income tax payables	15,377	11,609	1,798
Amounts due to related parties	218,996	14,916	2,310

Total current liabilities	661,719	384,622	59,571
Contract liabilities	7,274	4,569	708
Deferred revenue from governments	12,370	12,870	1,993
Borrowings under financing arrangements	28,643	28,922	4,479
Other payables	9,607	14,287	2,213
Deferred tax liabilities	11,933	11,031	1,708

Total liabilities	731,546	456,301	70,672

Equity/(Deficit)
Ordinary shares (US$0.00001 par value; 5,000,000,000 shares authorized; and 70,488,700 shares issued and outstanding as of December 31, 2020) *	—	—	—
Class A ordinary shares (US$0.00001 par value; nil and 4,900,000,000 shares authorized, nil and 39,309,480 shares issued and outstanding as of December 31, 2020 and June 30, 2021, respectively)	—	3	—
Class B ordinary shares (US$0.00001 par value; nil and 100,000,000 shares authorized, nil and 47,529,220 shares issued and outstanding as of December 31, 2020 and June 30, 2021, respectively)	—	3	—
Additional paid-in capital	64,128	761,344	117,917
Statutory reserves	41,591	41,591	6,442
Accumulated deficit	(201,524)	(665,760)	(103,112)
Accumulated other comprehensive income	144	1,532	237

Total (deficit)/equity attributable to the shareholders of the Company	(95,661)	138,713	21,484
Non-controlling interests	187	13,527	2,095

Total (deficit)/equity	(95,474)	152,240	23,579
Commitments and contingencies	—	—	—

Total liabilities and (deficit)/equity	636,072	608,541	94,251

*	Number of ordinary shares reflect on a retrospective basis the effect of shares issued in connection with the corporate restructuring in January 2021.

First High-School Education Group Co., Ltd.

Reconciliation of GAAP to non-GAAP Measure

(All amounts in thousands)

	Six months ended June 30,
	2020	2021	2021
	RMB	RMB	US$
Reconciliation of net income/(loss) to adjusted net income:
Net income/(loss)	31,877	(3,782)	(586)
Add:
Share-based compensation expenses*	—	14,957	2,317
Tax effect	—	—	—

Adjusted net income	31,877	11,175	1,731

*	The shares-based compensation expense represented one-off fully vested and nonforfeitable options granted to a consultant.